UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of MAY, 2007.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: May 14, 2007                         /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO

CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC  V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

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MAY 14, 2007                                   TRADING SYMBOLS:     TSXV -  CTM
                                                                   OTCBB - CTMHF
                                                               FRANKFURT -  C8M


               CENTRASIA SIGNS AGREEMENT TO ACQUIRE NICKEL-COPPER
                           SULPHIDE DEPOSIT IN RUSSIA


VANCOUVER, B.C., -- MAY 14, 2007 -- Centrasia Mining Corp. ("Centrasia") wishes to announce that it has signed a Share Purchase Agreement to acquire a 100% interest in three Nickel-Copper Sulphide Properties in Russia, with one of them being an advanced stage Nickel-Copper Deposit (the "Deposit"), for initial payments of US$6,000,000 and 12,500,000 shares of Centrasia, with cash payments of an additional US$5,000,000 in 2008 and US$1,500,000 in 2009. The transaction is subject to various conditions, including the completion of a NI 43-101 compliant technical report (the "Report"), regulatory approval, shareholder approval, and a financing. Centrasia has provided the target company with a loan of US$200,000 (the "Loan"). If the transaction does not close by June 25, 2007, Centrasia may have to pay a penalty which will include forgiving the Loan and increasing the cash to be paid on closing by in excess of US$1,000,000. A finders/success fee is payable to DBM Capital Partners.

AS STATED BELOW, THE DEPOSIT IS REPORTED TO CONTAIN HISTORIC SOVIET CLASSIFIED C2 AND P1 RESOURCES WHICH INDICATE AN EXPLORATION TARGET RANGING FROM 11 MILLION TO AS MUCH AS 179 MILLION TONNES GRADING FROM 0.38% TO 0.65% NICKEL AND FROM 0.13% TO 0.29% COPPER, WHICH COULD CONTAIN IN EXCESS OF 1 BILLION POUNDS OF NICKEL. Investors are cautioned that the potential quantity and grade is conceptual in nature and that there has been insufficient exploration to define a mineral resource. It is uncertain if further exploration will result in the confirmation or discovery of a mineral resource.

The Deposit is located approximately 180 kilometers west of Murmansk in the Kola Peninsula of northwestern Russia. The main highway from Murmansk to the Norwegian border lies on the north edge of the property. Graded gravel roads give access to the center of the property and there is excellent access to power, water and a local work force. A Norilsk nickel smelter is located in the nearby city of Nikel.

Nickel-copper mineralization occurs on the Deposit as disseminated sulfides in a sequence of ultramafic flows, intrusives and sediments. The Deposit outcrops at surface and has excellent geometry for open pit mining. The Deposit was discovered in 1947 and sporadically drilled from 1950 until 1982. In 1985, Soviet state approved resource was calculated using 0.3%, 0.4%, 0.5% Ni cut off grades to the maximum drilled depth of 1,000 meters. The details of the estimates are tabulated below.

                   RESULTS OF THE SOVIET RESOURCE CALCULATIONS
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                                            AVERAGE GRADE        METAL RESERVES,
               SOVIET         ORE                 %                X 1000 T.
NICKEL CUT    RESOURCE     RESERVES,       --------------      -----------------
OFF GRADE     CATEGORY     X 1000 T.        NI        CU        NI         CU
--------------------------------------------------------------------------------

  0.3%           C2         717.880        0.39      0.13      283.4       92.2
                 P1         107.338        0.37      0.14      395.0      151.0
               C2+P1        179.126        0.38      0.13      678.4      243.3
--------------------------------------------------------------------------------
  0.4%           C2          14.611        0.55      0.22       80.4       32.4
                 P1          28.082        0.46      0.20      129.4       54.8
               C2+P1         42.693        0.49      0.20      209.8       87.2
--------------------------------------------------------------------------------
  0.5%           C2           6.444        0.68      0.28      436         18.2
                 P1           4.818        0.63      0.31       30.2       14.8
               C2+P1         11.262        0.65      0.29       73.9       31.0
--------------------------------------------------------------------------------


Centrasia cautions investors that the Soviet classified resources are not NI 43-101 compliant and that CIMM and JORC resource categories do not directly conform to, nor recognize the Soviet C2, P1, P2 and P3 resource categories. A Qualified Person as defined by NI 43-101 has not done sufficient work to classify the historical estimates as current mineral resources and the historical estimates should not be relied upon. Centrasia does not consider the historical estimates to be current mineral resources, but it does consider the historic estimates to be a significant indication of the overall mineral potential, as discussed above.

The two other sulphide Nickel-Copper properties are located in the Kola Peninsula and are reported to contain historic, Soviet classified P2 and P3 resources. Centrasia views these projects as promising, early stage Nickel-Copper exploration targets.

Centrasia has engaged SRK Engineering's Toronto and Moscow offices to complete the Report. It is anticipated that the Report will be completed by mid June, 2007. Upon closing of the acquisition of the Deposit, Centrasia will immediately undertake a program to verify and convert the historic Soviet resource to a NI 43-101 compliant resource.

Douglas Turnbull, Centrasia's President and C.E.O. states, "this acquisition will have an immense impact on the Company's asset value and is a very important step in the Company's overall growth. We will be undertaking an aggressive work program at the Deposit over the next two years in order to push it through to feasibility as quickly as possible. We are very bullish on nickel and we are convinced that expediting the development of the Deposit is the best way to capitalize on what we believe will be very favourable nickel prices for the next decade. It was very fortunate that AGA Management of Nicosia, Cyprus was the exclusive legal and financial consultant for the Vendor, while DBM Capital Partners fulfilled this role on Centrasia's behalf. Both groups played a very important role in ensuring that the transaction was negotiated and signed".

Centrasia's exploration programs are carried out under the supervision of William Tafuri, P.Geol., the Company's Vice President of Exploration and a "Qualified Person" for the purposes of NI 43-101. Mr. Tafuri has compiled and reviewed the technical information presented in this news release.

Centrasia is listed for trading on the TSX Venture under the symbol "CTM", on the OTCCBB under the symbol "CTMHF" and on the Frankfurt Exchange under the symbol "C8M". To find out more about Centrasia Mining Corp., please visit the company website at www.centrasiamining.com.

On behalf of the Board of Directors of
CENTRASIA MINING CORP.

/S/ DOUGLAS TURNBULL
_________________________________
Douglas Turnbull
President & C.E.O.

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.